.

EXHIBIT 12.3
PG&E CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Incoming from continuing operations	$1,234	$1,198	$1,020	$1,005	$920
Income taxes provision	460	425	539	554	544
Fixed charges	861	907	937	845	639
Pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries	(16)	(16)	(17)	(15)	(20)
Total Earnings	$2,539	$2,514	$2,479	$2,389	$2,083
Fixed Charges:
Interest and amortization of premiums, discounts and capitalized expenses related to short-term borrowings and long-term debt, net	$798	$825	$865	$799	$603
Interest on capital leases	19	22	23	11	1
AFUDC debt	44	44	32	20	15
Pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries	16	16	17	15	20
Total Fixed Charges	$877	$907	$937	$845	$639
Ratios of Earnings to Fixed Charges	2.90	2.77	2.65	2.83	3.26

Note:
For the purpose of computing PG&E Corporation's ratios of earnings to fixed charges, “earnings” represent income from continuing operations adjusted for income taxes, fixed charges (excluding capitalized interest), and pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries.   “Fixed charges” include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover preferred stock dividends of consolidated subsidiaries.  Fixed charges exclude interest on tax liabilities.

.